FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 122,186,721

Date: January 31, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer concluded the last quarter of 2020 with a series of agreements and Lending Hub financing programs with the potential to significantly impact its revenue in 2021 and for years to come. One of those programs involved bringing access to credit to a network of over 55,000 social media influencers who have become a disruptive force in the Chinese retail space. After launching the program in December 2020, the first loans facilitated through the program were granted to 15 social media influencers early on during the period. Since those first loans were granted, the program has generated a steady flow of transactions, making it one of the more consistent transaction generators throughout the Issuer's Lending Hub ecosystem by the end of the period.

The Issuer's financing program specifically targeting product distributors and retailers, also launched in Q4 2020, wasn't going to be outdone by the social media influencer program. Not only did packaged foods distributor Beijing Jingying Corporate Management Ltd. (BJM) conduct its first of a series of transactions during the period, but the program also welcomed a 3rd distributor during the period in beverage distributor Xiamen Guangzhui Ltd. ("Xiamen"). Xiamen, which distributes alcoholic and non-alcoholic beverages to over 1,100 retailers, immediately began to take advantage of the program and had several transactions pending at the end of the period.

It's not an exaggeration to say that the Issuer's partnership agreement with China UnionPay subsidiary Rongbang Technology Ltd. ("Rongbang") is the single most important agreement for the Issuer since it acquired the rights to the Cubeler Lending Hub software back in 2017. The agreement, concluded during the period, gives the issuer the ability to process payments, transfer funds and settle transactions between members of the Lending Hub ecosystem. By providing these services, the Issuer will have the potential to earn additional service fees on its traditional transactions as well as provide new value-added services, such as escrow services, particularly related to supply-chain financing transactions. The Issuer estimates that the agreement has the potential to eventually double the services fees it generates through the Lending Hub ecosystem.

FORM 7 - MONTHLY PROGRESS REPORT

January 2021

As the Issuer continues to grow, and with the expectations of having its securities trading on the NASDAQ, TSX and Hong Kong stock exchanges by the end of the second quarter of 2021, it took an important step during the period to upgrade its board of directors with the addition of Ms. Dana Ades-Landy. Ms. Ades-Landy is a banking executive with over 25 years of experience in strategic development and corporate governance. She is expected to either chair or be a member of several of the Issuer's existing and new board committees, which are required by the senior exchanges to which the Issuer plans to migrate.

2. Provide a general overview and discussion of the activities of management.

After having spent a considerable amount of time and energy to finalize the Issuer's partnership agreement with China UnionPay subsidiary Rongbang during the previous period, the Issuer's management spent time during the period assessing the potential impact of that agreement on the Issuer's revenue going forward. This was part of an ongoing exercise, which included closely monitoring the flow of transactions associated with the Issuer's latest programs, and making reasonable assumptions on potential upcoming initiatives, to help the Issuer's management produce pro-forma financial statements and publish updated forecasts for the Issuer by the end of February 2021.

The Issuer's management also spent time during the period in discussions with investment banking firms located in California, New York, Hong Kong and Shanghai related to the Issuer's migration to the NASDAQ and Hong Kong stock exchanges. Those discussions also included the potential 3 to 1 or 2 to 1 consolidation of the Issuer's common shares concurrently with the move to the senior exchanges. The Issuer's management expects to reach an underwriting and advisory agreement with one or more of the investment banking firms before the end of February 2021.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

January 2021

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

January 2021

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	21,188	Issuance of common shares for strategic advisory services rendered by consultants	Used to pay for services provided by consultants
Common shares	4,021,344	Exercise of warrants for a net proceeds of $1,430,672.	Working Capital and investment in subsidiaries
Stock Options	50,000	Incentive stock options issued to a board member. Each option allows its holder to acquire common shares of the Issuer at a price of $2.70 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

Addition of Ms. Dana Ades-Landy to the Issuer's board of directors

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

January 2021

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 5, 2021

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	January 2021	YY/MM/D
2021/02/05
Peak Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

January 2021